

Mail Stop 4631

March 10, 2010

via U.S. mail and facsimile

Louis A. Winoski, Chief Executive Officer
Techprecision Corporation
1 Bella Drive
Westminster, MA 01473

   RE: **Techprecision Corporation**
      Form 10-K for the Fiscal Year Ended March 31, 2009
      Filed June 25, 2009
      Form 10-Q for the Fiscal Quarter Ended September 30, 2009
      File No. 51378

Dear Mr. Winoski:

   We have reviewed your response letter dated February 26, 2010 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Form 10-K for the Fiscal Year Ended March 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

General
1. In your response to prior comment 1, you state you will provide expanded disclosure in future filings, including a quantified analysis of the impact from material customer cancellations of purchase orders and other known material trends and uncertainties affecting future sales to your significant customers. However, the MD&A in your Form 10-Q for the period ending December 31, 2009, does not include an analysis of the expected impact from the cancelled orders and reduced sales to GT Solar, your largest customer. Please refer to our prior comment and provide us with an example of disclosure you intend to include in your next quarterly report.

         * * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief